SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement in relation to the plan to increase shareholding by the controlling shareholder	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 21, 2021	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT ON THE PLAN TO INCREASE

SHAREHOLDING BY THE CONTROLLING SHAREHOLDER

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

China Telecommunications Corporation (the “China Telecom Corp.”), the controlling shareholder of China Telecom Corporation Limited (the “Company”), proposed to increase its shareholding in the Company by an amount of not less than RMB 4 billion, as and when appropriate, during the twelve-month period from 22 September 2021 (the “Proposed Shareholding Increase” or the “Shareholding Increase”). There is no price range for the Shareholding Increase. In view of the fair judgement on the Company’s share price, China Telecom Corp. will gradually implement the plan on Shareholding Increase taking into account of the fluctuations in the Company’s share price and the overall trend of the capital market. Details are set out as follows:

I.	The Basic Information of the Entity to Increase Shareholding

1.	Name of the entity to increase shareholding: China Telecommunications Corporation

2.

Number of shares held by the entity to increase shareholding and the percentage of shareholding: As at 21 September 2021, China Telecom Corp. held 57,377,053,317 A shares of the Company, representing approximately 62.82% of the total issued shares of the Company (before the exercise of the over-allotment option in relation to the A Share Offering of the Company. Please refer to the Company’s announcement titled “Completion of A Share Offering and Amendments to the Article of Association” dated 18 August 2021 for details.).

II.	Main Content of the Plan on Shareholding Increase

1.

Purpose of the Proposed Shareholding Increase: The Shareholding Increase proposed by China Telecom Corp. is based on its steadfast confidence on the future development prospect of the Company and its high-level recognition of the investment value of the Company.

2.	Type of shares to be acquired in the Proposed Shareholding Increase: A Shares of the Company.

3.

Amount for the Proposed Shareholding Increase: The amount for the Proposed Shareholding Increase shall be not less than RMB 4 billion. There is no price range for the Shareholding Increase. In view of the fair judgement on the Company’s share price, China Telecom Corp. will gradually implement the plan on Shareholding Increase taking into account of the fluctuations in the Company’s share price and the overall trend of the capital market.

4.

Implementation period of the plan on Shareholding Increase: Taking into consideration of the large scale in the amount of the Shareholding Increase and changes in the capital market, China Telecom Corp. plans to implement the Shareholding Increase during the twelve-month period from 22 September 2021.

5.	Funding arrangement of the Proposed Shareholding Increase: Self-owned capital fund.

III.	Uncertainty Risk in the Implementation of the Plan on Shareholding Increase

There may be a risk that the plan on Shareholding Increase may not be implemented due to changes in the capital market and factors which cannot be foreseen at present.

IV.	Other Relevant Information

1.

The plan on Shareholding Increase complies with the provisions of the Company Law of the People’s Republic of China (《中華人民共和國公司法》), the Securities Law of the People’s Republic of China (《中華人民共和國證券法》), and other applicable laws and regulations, departmental regulations and the relevant rules of the Shanghai Stock Exchange.

2.	China Telecom Corp. undertakes that it will not reduce its shareholdings in the Company during the implementation of the Shareholding Increase and within the statutory restricted period.

3.

The Company will continuously monitor the relevant matters regarding China Telecom Corp.’s increase in shareholding in the Company and comply with its obligation to disclose information in a timely manner in accordance with the relevant requirements under the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange (《上海證券交易所股票上市規則》), Administrative Measures for the Takeover of Listed Companies (《上市公司收購管理辦法》), and the Guidelines of the Shanghai Stock Exchange on Increase in Shareholdings by Shareholders of Listed Companies and Their Parties Acting In Concert (《上海證券交易所上市公司股東及其一致行動人增持股份行為指引》 ).

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, China, 21 September 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).